UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

MIDDLEFIELD BANC CORP.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

596304204

(CUSIP Number)

John M. Eggemeyer

11682 El Camino Real

Suite 320

San Diego, CA 92130

858-756-8300

Copy to:

Castle Creek Capital Partners VI, LP

11682 El Camino Real, Suite 320

San Diego, CA 92130

858-756-8300

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

December 1, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1 (e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

1		NAME OF REPORTING PERSONS Castle Creek Capital Partners VI, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 560,500 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 560,500 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (1)
14		TYPE OF REPORTING PERSON (See Instructions) PN (Limited Partnership)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

1		NAME OF REPORTING PERSONS Castle Creek Capital VI LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a)☐ (b)☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC/AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 560,500 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 560,500 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 560,500 (1)
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.7% (1)
14		TYPE OF REPORTING PERSON (See Instructions) OO (Limited Liability Company), HC (Control Person)

(1)	The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

Item 1.	Security and Issuer

The title and class of equity security to which this statement on Schedule 13D relates is the common stock, no par value (the “Middlefield Common Stock”), of Middlefield Banc Corp. (the “Company”). The address of the principal executive office of the Company is 15985 East High Street, Middlefield, Ohio 44062-0035.

Item 2.	Identity and Background

This statement on Schedule 13D is being jointly filed by the parties identified below. All of the filers of this Schedule 13D are collectively referred to as the “Reporting Persons.” The Joint Filing Agreement among the Reporting Persons is attached hereto as Exhibit 99.1 and incorporated herein by reference.

(a)-(c)	The following are the Reporting Persons: (i) Castle Creek Capital Partners VI, LP, a Delaware limited partnership (“Fund VI”) and a private equity fund focused on investing in community banks throughout the United States of America; and (ii) Castle Creek Capital VI LLC, a Delaware limited liability company (“CCC VI”), whose principal business is to serve as the sole general partner of, and manage, Fund VI. The business address for each of the Reporting Persons is 11682 El Camino Real Suite 320, San Diego, CA 92130.

(d)	During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)	During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	N/A.

Item 3.	Source and Amount of Funds or Other Consideration

The information in Items 4 and 6 is incorporated by reference.

As more fully described in Items 4 and 6 below, on May 26, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Liberty Bancshares, Inc. (“Liberty”) and MBCN Merger Subsidiary, LLC, a wholly owned subsidiary of the Company (“MBCN Merger Sub”). On December 1, 2022, pursuant to the Merger Agreement, Liberty merged with and into MBCN Merger Sub (the “Merger”), with MBCN Merger Sub being the surviving entity.

Prior to the Merger, Fund VI owned (1) 75,700 shares of voting common stock of Liberty (the “Liberty Voting Common Stock”), (2) 116,608 shares of non-voting common stock of Liberty (the “Liberty Non-Voting Common Stock”, and such shares of Liberty Voting Common Stock and Liberty Non-Voting Common Stock owned by Fund VI, the “Liberty Shares”), all of which Liberty Shares Fund VI acquired pursuant to a Securities Purchase Agreement, dated August 2, 2018, by and between Fund VI and Liberty (the “2018 Liberty SPA”) and (3) warrants to purchase 25,958.47 shares of Liberty Non-Voting Common Stock (each, a “Liberty Warrant”). The Liberty Shares were acquired by Fund VI using funds obtained from Fund VI’s general and limited partners.

Pursuant to the Merger Agreement, upon the effectiveness of the Merger, (i) each Liberty Share was canceled and converted into the right to receive 2.752 shares of Middlefield Common Stock and (ii) each Liberty Warrant was canceled and converted into the right to receive 2.752 shares of Middlefield Common Stock based on the “cashless exercise” provisions of the warrant, dated September 28, 2018, pursuant to which the Liberty Warrants were issued to Fund VI (the “Liberty Warrant Agreement”). Cash was paid in lieu of fractional shares. Accordingly, Fund VI now owns 560,500 shares of Middlefield Common Stock (the “Middlefield Shares”).

The foregoing references to and descriptions of the Merger Agreement and the 2018 Liberty SPA, and the transactions contemplated thereby, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Merger Agreement, attached hereto as Exhibit 99.2 and incorporated herein by reference, and the full text of the 2018 Liberty SPA, attached hereto as Exhibit 99.3 and incorporated herein by reference.

Item 4.	Purpose of Transaction

The information in Items 3 and 6 is incorporated by reference.

The Reporting Persons had acquired the Liberty Shares and the Liberty Warrants in the ordinary course of business because of their belief that the Liberty Shares and the Liberty Warrants represented an attractive investment in accordance with their investment strategy. Subject to the limitations imposed by applicable federal and state securities laws, the Reporting Persons may dispose of the Middlefield Shares received in connection with the Merger from time to time, subject to market conditions and other investment considerations, and may cause the Middlefield Shares to be distributed in kind to investors. To the extent permitted by applicable bank regulatory limitations, the Reporting Persons may directly or indirectly acquire additional shares of Middlefield Common Stock or associated rights or securities exercisable for or convertible into Middlefield Common Stock, depending upon an ongoing evaluation of its investment in the Middlefield Common Stock and securities exercisable for or convertible into Middlefield Common Stock, applicable legal restrictions, prevailing market conditions, liquidity requirements of such Reporting Person and/or investment considerations.

To the extent permitted under applicable laws, the Reporting Persons may engage in discussions with the Company’s management, the Company’s board of directors (the “Board”), other stockholders of the Company and other relevant parties concerning the business, operations, composition of the Board, management, strategy and future plans of the Company.

As further described in Item 6 below, pursuant to the Voting and Shareholder Agreement (as defined in Item 6 below), Fund VI has the right to appoint a representative of Fund VI to the Board. On December 1, 2022, the Company appointed Spencer T. Cohn, a director of Fund VI’s affiliates, to serve as the Fund VI representative on the Board.

The foregoing references to and descriptions of the Voting and Shareholder Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Voting and Shareholder Agreement, which is attached hereto as Exhibit 99.4 and incorporated herein by reference.

Other than as described in this Item 4, each of the Reporting Persons has no present plans or proposals that relate to or would result in any of the events set forth in Items 4(a) through (j) of Schedule 13D. However, each of the Reporting Persons reserves the right to change its plans at any time, as it deems appropriate, in light of its ongoing evaluation of (i) its business and liquidity objectives; (ii) the Company's financial condition, business, operations, competitive position, prospects and/or share price; (iii) industry, economic and/or securities markets conditions; (iv) alternative investment opportunities; and (v) other relevant factors.

Item 5.	Interest in Securities of the Issuer

The information contained on the cover pages to this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

(a) and (b)

Reporting Person	Amount Beneficially Owned	Percent of Class (2)	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Castle Creek Capital Partners VI, LP	560,500	6.7%	0	560,500	0	560,500
Castle Creek Capital VI LLC (1)	560,500	6.7%	0	560,500	0	560,500

(1)            CCC VI disclaims beneficial ownership of the Middlefield Common Stock owned by Fund VI, except to the extent of its pecuniary interest therein.

(2)            This calculation is based on 8,402,534 shares of Middlefield Common Stock outstanding, which was calculated based on (i) 5,767,803 shares of Middlefield Common Stock outstanding as of November 11, 2022, as reported by the Company in its Quarterly Report on Form 10-Q filed on November 14, 2022, and increased by (ii) 2,634,731 shares of Middlefield Common Stock issued as merger consideration pursuant to the Merger Agreement, as estimated by the Company in its Pre-Effective Amendment No. 1 to its Registration Statement on Form S-4 filed on September 20, 2022.

(c)

The information set forth in Item 3 and Item 5 is incorporated herein by reference. Except as set forth herein, none of the Reporting Persons had any transactions in Middlefield Common Stock (or securities convertible into Middlefield Common Stock) during the past 60 days.

(d)

Other than as described herein, no other persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Middlefield Common Stock reported in the Schedule 13D.

(e)

N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 is incorporated herein by reference.

On May 26, 2022, the Company, MBCN Merger Sub and Liberty entered into the Merger Agreement. On December 1, 2022, pursuant to the Merger Agreement, Liberty merged with and into MBCN Merger Sub, with MBCN Merger Sub being the surviving entity. Upon the effectiveness of the Merger, each of the Liberty Shares and each of the Liberty Warrants was canceled and converted into 2.752 shares of Middlefield Common Stock based on the “cashless exercise” provisions of the Liberty Warrant Agreement. Cash was paid in lieu of fractional shares. Accordingly, Fund VI now owns 560,500 shares of Middlefield Common Stock.

The following is a description of certain terms of the related transaction documents entered into by Fund VI and the Company:

Voting and Shareholder Agreement. At the Closing, Fund VI and the Company entered into a Voting and Shareholder Agreement (the “Voting and Shareholder Agreement”), pursuant to which Fund VI agreed to vote all of the Liberty Shares in favor of the approval and adoption of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement. Fund VI made customary representations and warranties, and made customary covenants, with respect to its ownership of the Liberty Shares in connection with such obligation to vote in favor of the Merger Agreement.

Pursuant to the Voting and Shareholder Agreement, the Company agreed to cause an individual designated by Fund VI (the “Board Representative”) to be elected or appointed to the Board, as well as to the board of directors of the Company’s subsidiary, Middlefield Bank (subject to satisfaction of all legal and regulatory requirements and subject to such designee being reasonably acceptable to the Company). The Company will use its reasonable best efforts to cause the Board Representative to be elected to the Board at each annual meeting of the Company as long as Fund VI owns at least 4.9% of the Middlefield Common Stock then outstanding (the “Minimum Ownership Interest”). In addition, if Fund VI has a Minimum Ownership Interest but does not have a Board Representative then serving on the Board, the Company agreed to invite a person designated by Fund VI to attend meetings of the Board and the board of directors of Middlefield Bank in a nonvoting observer capacity.

Pursuant to the Voting and Shareholder Agreement, and as provided in the Merger Agreement, the Company intends to appoint Spencer T. Cohn, a director of Fund VI’s affiliates, to serve as the Board Representative.

The foregoing references to and descriptions of the Voting and Shareholder Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Voting and Shareholder Agreement, attached hereto as Exhibit 99.4 and incorporated herein by reference.

ERISA Matters. Fund VI was provided customary VCOC rights pursuant to a VCOC Letter Agreement, dated as of December 1, 2022, by and between Fund VI and the Company (the “VCOC Letter Agreement”), including the right to receive regular financial reports (including, but not limited to, annual and quarterly financial reports), the right to inspect the books and records of the Company and the right to consult with management of the Company on matters relating to the business and affairs of the Company; provided, however, that this provision does not entitle Fund VI to consult with management of the Company on matters relating to the business and affairs of the Company more than once per calendar quarter. The Company also agreed to consider, in good faith, the recommendations of Fund VI or its designated representative in connection with the matters on which it is consulted as described above, recognizing that the ultimate discretion with respect to all such matters shall be retained by the Company.

The foregoing references to and descriptions of the VCOC Letter Agreement do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the VCOC Letter Agreement, attached hereto as Exhibit 99.5 and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits

Exhibit	Description
Exhibit 99.1	Joint Filing Agreement, dated as of December 9th 2022, by and between Castle Creek Capital Partners VI, LP and Castle Creek Capital VI LLC.
Exhibit 99.2	Securities Purchase Agreement, dated as of August 2, 2018, by and among Liberty Bancshares, Inc., Castle Creek Capital Partners VI, LP, and certain other investors identified on the signature pages thereto.
Exhibit 99.3	Agreement and Plan of Merger, dated as of May 26, 2022, by and among Liberty Bancshares, Inc., Middlefield Banc Corp. and MBCN Merger Subsidiary, LLC (incorporated by reference to Exhibit 2.1 to Middlefield Banc Corp.’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2022).
Exhibit 99.4	Voting and Shareholder Agreement, dated as of May 26, 2022, by and between Middlefield Banc Corp. and Castle Creek Capital Partners VI, LP.
Exhibit 99.5	VCOC Letter Agreement, dated as of May 26, 2022, by and between Middlefield Banc Corp. and Castle Creek Capital Partners VI, LP.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2022

CASTLE CREEK CAPITAL PARTNERS VI, LP
By: Castle Creek Capital VI LLC, its general partner

By:	/s/ John Pietrzak
Name:	John Pietrzak
Title:	Managing Principal

CASTLE CREEK CAPITAL VI LLC

By:	/s/ John Pietrzak
Name:	John Pietrzak
Title:	Managing Principal

SIGNATURE PAGE TO SCHEDULE 13D (MIDDLEFIELD BANC CORP.)